SUPERFUND CAPITAL MANAGEMENT, INC.
August 13, 2010
VIA EDGAR
Ms. Sonia Gupta Barros
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Re: Superfund Gold, L.P. (the “Registrant”) — Post-Effective Amendment No. 2 to Form S-1 Filed July 29, 2010 (Registration No. 333-151632)
Dear Ms. Barros:
          In connection with the Superfund Gold, L.P. (the “Registrant”) Post-Effective Amendment No. 2 to Form S-1 Filed July 29, 2010 (Registration No. 333-151632) and the Staff’s comment letter dated August 6, 2010 pertaining thereto, Registrant acknowledges the following:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SUPERFUND GOLD, L.P.
By:	Superfund Capital Management, Inc., General Partner

By:	/s/ Martin Schneider
	Name:	Martin Schneider
	Title:	Chief Financial Officer